EXHIBIT 12.1

The Neiman Marcus Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Years Ended
(in thousands, except ratios)	August 2, 2003	August 3, 2002 (1)	July 28, 2001	July 29, 2000	July 31, 1999

Fixed Charges:
Interest on debt	$18,686	$20,787	$20,418	$28,145	$26,094
Amortization of debt discount and expense	254	251	247	267	267
Interest element of rentals	19,041	17,952	19,008	17,193	16,005
Total fixed charges	37,981	38,990	39,673	45,605	42,366

Earnings:
Earnings before income taxes, minority interest and change in accounting principle	205,840	162,244	178,440	222,979	157,642
Add back:
Fixed charges	37,981	38,990	39,673	45,605	42,366
Amortization of capitalized interest	401	312	258	232	230
Less:
Capitalized interest	(1,425)	(3,116)	(1,954)	(427)	(379)
Total earnings	$242,797	$198,430	$216,417	$268,389	$199,859

Ratio of earnings to fixed charges	6.4	5.1	5.5	5.9	4.7

(1)  2002 includes fifty-three weeks of operations while the other years presented consist of fifty-two weeks of operations.